Silverman Acquisition Corp. I

527 Madison Avenue, 24th Floor

New York, New York 10022

March 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Alexandra Barone

Re:	Silverman Acquisition Corp. I
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-254795)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of Silverman Acquisition Corp. I (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333-254795) (the “Registration Statement”) because the Company has elected to abandon the transactions subject thereto. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

If you have any questions or comments concerning this request, please call or contact our legal counsel, Justin Grossman, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 or jgrossman@egsllp.com.

Sincerely,

/s/ Thomas Christopoul
Thomas Christopoul President and Chief Operating Officer